Exhibit 99.1

ADJUSTMENT TO CONVERSION PRICE OF CONVERTIBLE BOND (ISIN NO0010679152)

Further to the Marine Harvest share trading ex. a NOK 1.20 dividend as from the 19th of February, the conversion price of the Company’s EUR 350 million convertible bond (ISIN NO0010679152) has been adjusted.

The new conversion price is EUR 9.7354.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)